LIMITED GUARANTEE

This Limited Guarantee, dated as of October 15, 2026 (this "Limited Guarantee"), is made by Penske Corporation, a Delaware corporation ("PC", or the "Guarantor"), in favor of Penske Automotive Group, Inc., a Delaware corporation (the "Guaranteed Party" or the "Company"). Reference is made to the Agreement and Plan of Merger, dated as of the date hereof, by and between the Company and Motown Acquisition Corp., a Delaware corporation ("Buyer") (as amended, amended and restated, supplemented or otherwise modified from time to time, the "Merger Agreement"). Reference is also made to (i) the equity financing commitment letter of even date herewith entered into by Buyer and PC (the "Equity Commitment Letter"), (ii) the equity financing commitment letter of even date herewith entered into by Buyer and Mitsui & Co., Ltd. (the "Co-Investor ECL"), and (iii) the limited guarantee of even date herewith delivered to the Company by Mitsui & Co., Ltd. (the "Other Guarantee"; the guarantor thereunder, the "Other Guarantor"). Capitalized terms used but not defined herein shall have the meanings given to them in the Merger Agreement.

1. Limited Guarantee. To induce the Guaranteed Party to enter into the Merger Agreement, the Guarantor hereby absolutely, unconditionally and irrevocably guarantees to the Guaranteed Party, on the terms and conditions set forth herein, the due and punctual payment of the percentage set forth opposite the Guarantor's name on Schedule A hereto (such percentage, the Guarantor's "Guarantor Percentage") of (a) the Buyer Termination Fee if and when due pursuant to Section 7.03(b) of the Merger Agreement, (b) the Company Recovery Costs if and when due pursuant to Section 7.03(b) of the Merger Agreement, (c) the reimbursement and indemnification obligations of Buyer pursuant to Section 5.14(f), Section 5.14(g) and Section 5.15(e) of the Merger Agreement, (d) the Transaction Expenses required to be borne and paid by Buyer pursuant to Section 8.11(b) of the Merger Agreement, and (e) all amounts payable as monetary damages in accordance with Section 7.02 of the Merger Agreement, but subject to Section 7.03(e) thereof, in each case, if and when due under the Merger Agreement (collectively clauses (a) through (e), the "Obligation"); provided, that in no event shall the aggregate liability of the Guarantor under this Limited Guarantee exceed the Guarantor's Guarantor Percentage of four hundred ninety-eight million dollars ($498,000,000) (such amount, less any amounts actually received by the Guaranteed Party from the Guarantor or any of its Affiliates that is a party to a Support Agreement as a payment in respect of damages for breach of such Support Agreement to which such Persons are party, the "Cap"), it being understood that this Limited Guarantee may not be enforced without giving effect to the Cap and the provisions of Sections 9 and 10. In furtherance of the foregoing, the Guarantor acknowledges that its liability hereunder shall extend to its Guarantor Percentage of the Obligation (in each case, subject to the Cap). If Buyer fails to pay all or any portion of the Obligation as and when due under the Merger Agreement, the Guarantor's liability hereunder in respect of such Obligation shall become immediately due and payable (subject to the Cap), and the Guaranteed Party may take any and all actions available hereunder or

under applicable Law to collect such amounts, subject in all respects to the Guarantor's Guarantor Percentage of the Obligation, the Cap and the other limitations set forth herein. This Limited Guarantee may be enforced for the payment of money only. All payments hereunder shall be made in lawful money of the United States in immediately available funds. The Guaranteed Party agrees that in no event shall the Guarantor be required to pay any amount under or in respect of this Limited Guarantee other than as expressly set forth herein.

2. Nature of Limited Guarantee. The Guaranteed Party shall not be obligated to file any claim relating to the Obligation in the event that Buyer becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to file any such claim shall not affect the Guarantor's obligations hereunder. In the event that any payment to the Guaranteed Party in respect of the Obligation is rescinded or must otherwise be returned for any reason whatsoever, the Guarantor shall remain liable hereunder with respect to its Guarantor Percentage of the Obligation as if such payment had not been made (subject to the terms herein, including the Cap). This Limited Guarantee is an unconditional guarantee of payment and not only of collection, and a separate Action may be brought and prosecuted against the Guarantor to enforce this Limited Guarantee, irrespective of whether any Action is brought against Buyer or whether Buyer is joined in any such Action. The Guaranteed Party agrees that to the extent that Buyer is relieved of any payment obligation included in the Obligation by the satisfaction or by the waiver thereof pursuant to any written agreement with the Guaranteed Party (that has been approved by the Special Committee), the Guarantor shall likewise automatically and without any further action on the part of any person be relieved, to the same extent, of its respective obligations under this Limited Guarantee.

3. Changes in Obligations; Certain Waivers.

(a) The Guarantor agrees that the Guaranteed Party may, in its discretion, at any time and from time to time, without notice to or further consent of the Guarantor, extend the time of payment of the Obligation, and may also make any agreement with Buyer for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Guaranteed Party and Buyer without impairing or affecting the Guarantor's obligations under this Limited Guarantee.

(b) The Guarantor agrees that, except as set forth in this Limited Guarantee, its obligations hereunder are absolute and unconditional and shall not be released or discharged, in whole or in part, or otherwise affected by (a) the amendment or waiver of, or failure or delay on the part of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against Buyer or any other Person liable with respect to the Obligation, (b) any change in the time, place or manner of payment of the Obligation, or any extension of the time for payment or performance of the Obligation, or any rescission, waiver, compromise,

consolidation or other amendment or modification of any of the terms or provisions of the Merger Agreement (in each case, to the extent effected in accordance with the terms of the Merger Agreement) or any other agreement evidencing, securing or otherwise executed in connection with the Obligation, or any liability incurred directly or indirectly in respect thereof (so long as such changes do not have the effect of increasing the Guarantor's Guarantor Percentage or the Cap), (c) any change in the corporate existence, structure or ownership of Buyer or any other Person liable with respect to the Obligation, (d) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Buyer, the Guarantor, the Guaranteed Party or any other Person liable with respect to the Obligation or otherwise interested in the Transactions, (e) the existence of any right of set-off which the Guarantor may have at any time against Buyer or the Guaranteed Party, whether in connection with the Obligation or otherwise, (f) the adequacy of any other means the Guaranteed Party may have of obtaining payment of the Obligation, (g) the validity or enforceability of the Merger Agreement or the Obligation, (h) any default by the Guaranteed Party, the Buyer or any other Person under the Merger Agreement, (i) any incapacity, lack of authority or limitation of status or power of the Guaranteed Party or the Buyer, (j) the addition or substitution or release of any Person interested in the Transaction, (k) the inability of the Guaranteed Party to pay or perform its obligations under the Merger Agreement, or (l) any other act or omission that may or might in any manner or to any extent vary the risk of the Guarantor or otherwise operate as a discharge of the Guarantor as a matter of law or equity (other than payment of the Obligation).

4. Certain Waivers.

(a) To the fullest extent permitted by Law, the Guarantor hereby irrevocably and expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Guaranteed Party. The Guarantor hereby irrevocably and expressly waives promptness, diligence, notice or proof of reliance by the Guaranteed Party upon this Limited Guarantee or notice of the acceptance of this Limited Guarantee and of the Obligation, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence, creation, renewal, extension or accrual of the Obligation and all other notices of any kind (except for notices expressly required to be provided pursuant to this Limited Guarantee or the Merger Agreement), all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of assets of Buyer or any other Person liable with respect to the Obligation, and all suretyship defenses generally (other than defenses to the payment of the Obligation that are available to Buyer under the Merger Agreement, which are retained by the Guarantor).

(b) The Guarantor hereby unconditionally and irrevocably waives, and agrees not to exercise, any rights that it may now have or hereafter acquire against Buyer or any other Person liable with respect to the Obligation that arise from the existence, payment, performance, or enforcement of the Guarantor's obligations under or in respect of this Limited Guarantee or any other agreement in connection therewith, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Guaranteed Party against Buyer or such other Person, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from Buyer or such other Person, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, in each case unless all amounts payable under this Limited Guarantee shall have been fully performed and indefeasibly paid in full in cash. If any amount shall be paid to the Guarantor in violation of the immediately preceding sentence at any time prior to the full performance and indefeasible payment in full in cash of all amounts payable under this Limited Guarantee, such amount shall be received and held in trust for the benefit of the Guaranteed Party, shall be segregated from other property and funds of the Guarantor and shall forthwith be held as collateral for the Obligation.

(c) The Guarantor acknowledges and agrees that (i) the provisions of this Limited Guarantee are an integral and essential part of the transactions contemplated by the Merger Agreement and that the Company would not have entered into the Merger Agreement without the benefit of this Limited Guarantee and (ii) it will receive substantial direct and indirect benefits from such transactions and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits.

5. No Waiver; Cumulative Rights. No failure on the part of the Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder shall constitute a waiver of those rights, nor shall any single or partial exercise by the Guaranteed Party of any right, remedy or power hereunder or under the Merger Agreement preclude any other or future exercise of any right, remedy or power hereunder. Each right, remedy and power granted to the Guaranteed Party hereunder or under any other agreement shall be cumulative and not exclusive of any other right, remedy or power, and may be exercised by the Guaranteed Party at any time or from time to time. The Guaranteed Party shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Guaranteed Party's rights against, Buyer or any other Person liable for the Obligation prior to proceeding against the Guarantor. When pursuing its rights and remedies hereunder against the Guarantor, the Guaranteed Party shall be under no obligation to pursue such rights and remedies it may have against Buyer or any other Person for the Obligation, and any failure by the Guaranteed Party to pursue such other rights or remedies or to collect

any payments from Buyer or any such other Person shall not relieve the Guarantor of any liability hereunder.

6. Representations and Warranties. The Guarantor hereby represents and warrants that:

(a) it is duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its jurisdiction of organization and is duly qualified to conduct business, and is in good standing, in each other jurisdiction where the ownership of its properties or the conduct of its business makes such qualification necessary;

(b) it has full power and authority to execute, deliver and perform its obligations under this Limited Guarantee;

(c) the execution, delivery and performance of this Limited Guarantee by the Guarantor have been duly authorized and approved by all necessary action on the part of the Guarantor, and no other proceedings on its part are necessary to authorize this Limited Guarantee;

(d) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this Limited Guarantee by the Guarantor have been obtained or made, and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority or regulatory body is required in connection with the execution, delivery or performance of this Limited Guarantee;

(e) this Limited Guarantee has been duly and validly executed and delivered by the Guarantor and constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, subject to the Enforceability Exception;

(f) neither the execution and delivery of this Limited Guarantee by the Guarantor, nor performance or compliance by the Guarantor with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the organizational documents of the Guarantor, (ii) violate any Law or Judgment applicable to the Guarantor or (iii) violate or constitute a default under any of the terms, conditions or provisions of any Contract to which the Guarantor is a party or accelerate the Guarantor's obligations under any such Contract, except, in the case of clause (iii), as would not, individually or in the aggregate, reasonably be expected to prevent or delay beyond the Outside Date, materially interfere with, materially hinder or materially impair (x) the consummation of the Transactions on

a timely basis or (y) the compliance by the Guarantor with its obligations under this Limited Guarantee; and

(g) the Guarantor has, and will continue to have, the financial capacity to pay and perform its obligations under this Limited Guarantee (including the Obligation), subject to the Cap, and shall maintain such financial capacity for so long as this Limited Guarantee shall remain in effect in accordance with its terms.

7. No Assignment. Neither the Guarantor nor the Guaranteed Party may assign, in whole or in part, its rights, interests or obligations hereunder to any other Person (whether by operation of Law or otherwise) without the prior written consent of the Guaranteed Party, in the case of an assignment by the Guarantor, or the Guarantor, in the case of an assignment by the Guaranteed Party; provided, that (a) if a portion of the Guarantor's Commitment (as defined in the Equity Commitment Letter) is assigned in accordance with the terms of the Equity Commitment Letter, then a corresponding portion of the Obligation may be assigned to the same assignee and (b) the Guarantor may assign all or a portion of its obligations hereunder to any direct or indirect wholly owned subsidiary of the Guarantor without the prior written consent of the Guaranteed Party; provided, further, in the case of each of (a) and (b), that no such assignment shall relieve the Guarantor of any liability or obligation hereunder except to the extent actually and indefeasibly performed or satisfied by the assignee; provided, further, in the case of each of (a) and (b), that the granting of such consent in a given instance shall not constitute a waiver of this requirement as to any subsequent assignment. The Guarantor shall give written notice to the Guaranteed Party of any assignment pursuant to this Section 7 that is effected prior to the Closing as promptly as practicable thereafter (and in no event more than two (2) Business Days thereafter). In the event of any assignment by the Guarantor, all representations, warranties and covenants of the Guarantor set forth herein shall be deemed to be, to the extent of such assignment, those of the applicable assignee. Any attempted assignment in violation of this Section 7 shall be null and void *ab initio*. Subject to the preceding sentences, this Limited Guarantee will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

8. Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, emailed (provided no "bounce back" or similar message of non-delivery is received) or sent by overnight courier (providing proof of delivery) to the party at the following addresses:

(a) if to the Guarantor, to it at:

Penske Corporation
2555 Telegraph Road
Bloomfield Hills, MI 48302

Attention: Larry Bluth
Email: [***]

with a copy (which shall not constitute notice) to:

Jones Day
250 Vesey Street
New York, New York 10281
Attention: Andrew M. Levine;
Zachary R. Brecheisen
Justin T. Roland
Email: [***]
[***]
[***]

(b) if to the Guaranteed Party, to it at:

Penske Automotive Group, Inc.
2555 S. Telegraph Road
Bloomfield Hills, MI 48302
Attention: Shane Spradlin
Email: [***]

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Attention: Jeffrey D. Marell
Lara B. Solomons
Email: [***]
[***]

and

Freshfields US LLP
3 World Trade Center
175 Greenwich Street
New York, NY 10007
Attention: Damien Zoubek; Oliver Board
Email: [***];
[***]

or such other address or email address as such party may hereafter specify by like notice to the other parties. All such notices, requests and other communications will be deemed received on the date of actual receipt by the recipient thereof.

9. Continuing Limited Guarantee; Termination.

(a) Unless terminated pursuant to this Section 9, this Limited Guarantee shall remain in full force and effect and shall be binding on the Guarantor and its successors and permitted assigns until the Obligation, subject to the Guarantor's Guarantor Percentage and the Cap, has been paid in full. Notwithstanding the foregoing, or anything express or implied in this Limited Guarantee or otherwise, this Limited Guarantee shall terminate automatically and immediately and the Guarantor shall have no further obligations under this Limited Guarantee (other than Section 8, this Section 9 and Sections 10 through 20, all of which shall survive the termination of this Limited Guarantee) as of the earliest of (i) the consummation of the Merger and the Closing and the payment in full by Buyer of all amounts due in connection with the Closing in accordance with the terms of the Merger Agreement, (ii) the time at which the Obligation, subject to the Guarantor's Guarantor Percentage and the Cap, has been received by the Guaranteed Party in full, (iii) the date that is the three-month anniversary of any valid termination of the Merger Agreement in accordance with its terms under circumstances in which Buyer would be obligated to make any payment of the Obligation or any amounts contemplated thereby; provided that, if the Guaranteed Party or any of its successors or permitted assigns has commenced an Action in accordance with this Limited Guarantee against the Guarantor or in accordance with the Merger Agreement against Buyer, in each case, on or prior to such three-month anniversary alleging liability for any portion of the Obligation or amounts contemplated thereby, this Limited Guarantee shall survive until the final, non-appealable resolution of such Action by the judgment of a court of competent jurisdiction and the satisfaction of all amounts finally determined or agreed to be payable in accordance with the terms hereof, and (iv) the termination of the Merger Agreement in accordance with its terms under circumstances in which Buyer would not be obligated to make any payment of the Obligation or any amounts contemplated thereby.

(b) Notwithstanding the foregoing, or anything express or implied in this Limited Guarantee or otherwise, in the event that the Guaranteed Party, or any of its controlled Affiliates or its or their respective successors and assigns, asserts in any litigation or other proceeding (i) that the provisions of Section 1 limiting the Guarantor's liability to its Guarantor Percentage of the Obligation and the Cap, the provisions of this Section 9 or Section 10 are illegal, invalid or unenforceable in whole or in part, or (ii) any other theory of liability against the Guarantor or any Non-Recourse Party with respect to this Limited Guarantee, the Merger Agreement,

any other Ancillary Document or the Transactions (other than (x) the Retained Claims (as defined below) or (y) remedies provided against the Buyer under the Merger Agreement or against the Guarantor under the Equity Commitment Letter or this Limited Guarantee or against the applicable parties to the Other Guarantee, Co-Investor ECL, Support Agreements and other Ancillary Documents, in each case, against the applicable parties and to the extent permitted under the applicable agreement and, where applicable, the Merger Agreement (each of which shall be deemed to be a "Retained Claim")), then (A) the obligations of the Guarantor under this Limited Guarantee shall terminate ab initio and be null and void and (B) if the Guarantor has previously made any payments under this Limited Guarantee, the Guarantor shall be entitled to recover such payments from the Guaranteed Party;

provided, however, that, solely in the case of the assertion in any litigation or other proceeding by the Guaranteed Party or any of its controlled Affiliates or its or their respective successors or assigns of a claim prohibited by clause (ii) above (other than a Designated Prohibited Claim (as defined below), a Knowing Prohibited Claim (as defined below) or a Repeat Prohibited Claim (as defined below)) (any such claim, an "Other Claim"), the consequences set forth in clauses (A) and (B) above shall not apply solely as a result of the assertion of such Other Claim unless (x) the Guarantor delivers written notice to the Guaranteed Party specifying in reasonable detail such Other Claim and (y) such Other Claim is not withdrawn within five (5) Business Days following the Guaranteed Party's receipt of such written notice;

provided, further, that no notice or opportunity to withdraw shall be required, and the consequences set forth in clauses (A) and (B) above shall apply immediately, with respect to (1) any assertion described in clause (i) above, (2) any claim asserting that the Guarantor is liable for any amount in excess of its Guarantor Percentage of the Obligation or the Cap, (3) any claim seeking to invalidate, set aside or circumvent any express limitation on liability or recourse under this Limited Guarantee, the Merger Agreement or any other Ancillary Document (any claim described in clauses (1) through (3), a "Designated Prohibited Claim"), (4) any prohibited claim asserted by the Guaranteed Party or any of its controlled Affiliates or its or their respective successors or assigns with actual knowledge by the party asserting such claim that such claim is prohibited by clause (ii) above (any claim described in this clause (4), a "Knowing Prohibited Claim") or (5) any claim prohibited by clause (ii) above asserted by any such Person after such prohibited claim was previously asserted by any such Person and withdrawn pursuant to the notice and withdrawal procedure specified in the immediately preceding proviso (a "Repeat Prohibited Claim");

provided, further, that if, following delivery of the written notice described above, any Other Claim is not withdrawn within such five (5) Business Day period, the consequences set forth in clauses (A) and (B) above shall apply automatically, without further notice or action by any Person, retroactive to the time such Other Claim was first asserted;

provided, that neither the pursuit of specific performance or other equitable relief pursuant to Section 5 of the Equity Commitment Letter, Section 5 of the Co-Investor ECL, Section 19 of the Support Agreements, Section 8.08 of the Merger Agreement, any other Ancillary Document, nor the subsequent or alternative pursuit of the Buyer Termination Fee, the Company Recovery Costs or the Obligation (or amounts contemplated thereby) under the Merger Agreement, this Limited Guarantee or the Other Guarantee, shall constitute a claim or assertion that triggers termination of this Limited Guarantee in accordance with clause (i) or (ii) of this Section 9(b) (and, for the avoidance of doubt, any such claim shall be deemed to be a Retained Claim), and the parties to such agreements shall be entitled to exercise such remedies and the exercise of any such remedy shall not prejudice, limit or otherwise affect the Guaranteed Party's right to pursue any other remedy expressly permitted under the Merger Agreement, the Equity Commitment Letter, the Co-Investor ECL, the Other Guarantee, the Support Agreements, the Confidentiality Agreement, the other Ancillary Documents or this Limited Guarantee.

10. No Recourse.

(a) The Guaranteed Party by its acceptance of the benefits hereof, covenants, agrees and acknowledges that (i) no Person (other than the Guaranteed Party and the Guarantor) shall have any obligation hereunder and (ii) other than with respect to the parties hereto, it has no remedy, recourse or right of recovery against, and no personal liability shall attach under this Limited Guarantee to, any former, current or future officer, director, employee, agent, attorney, direct or indirect equityholder, controlling Person, general or limited partner, manager, member, stockholder, Affiliate, representative or assignee of the Guarantor, the Other Guarantor and Buyer, or any former, current or future officer, director, employee, agent, attorney, direct or indirect equityholder, controlling Person, general or limited partner, manager, member, stockholder, Affiliate, representative or assignee of any of the foregoing (collectively, the "Non-Recourse Parties"), whether by or through attempted piercing of the corporate, partnership or limited liability company veil, by or through a claim by or on behalf of Buyer against the Guarantor or any Affiliate of the Guarantor or Buyer, by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law or otherwise, other than: (i) claims against the Other Guarantor under and to the extent provided in the Other Guarantee, subject

to any cap and other limitations described therein ("Retained Other Guarantor Claims"), (ii) claims against the Guarantor under and to the extent provided in this Limited Guarantee, subject to the Cap and other limitations described herein (the "Retained Guarantee Claims"), (iii) claims against Buyer under and in accordance with the Merger Agreement, including claims for specific enforcement or equitable relief, including those claims requiring payment of the Buyer Termination Fee and Company Recovery Costs, and claims to enforce the other payment obligations included in the Obligation, in each case, to the extent permitted under the Merger Agreement (the "Retained Merger Agreement Claims"), (iv) claims pursuant to any third-party beneficiary rights under the Equity Commitment Letter to the extent provided in the Equity Commitment Letter (the "Retained ECL Claims"); (v) claims pursuant to any third-party beneficiary rights under the Co-Investor ECL to the extent provided in the Co-Investor ECL (the "Retained Co-Investor ECL Claims"), (vi) claims in respect of the Confidentiality Agreement with respect to the parties thereto (the "Retained Confidentiality Claims"); (vii) subject to any cap and other limitations described therein, claims under any Support Agreement against any party thereto and in accordance with its terms, including claims for specific enforcement or equitable relief thereunder (the "Retained Support Agreement Claims") and (viii) subject to any cap and other limitations described therein, claims under any other Ancillary Document against any party thereto and to the extent expressly provided therein (the "Retained Ancillary Document Claims"). The Retained Other Guarantor Claims, Retained Guarantee Claims, Retained Merger Agreement Claims, Retained ECL Claims, Retained Co-Investor ECL Claims, Retained Confidentiality Claims, Retained Support Agreement Claims and Retained Ancillary Document Claims are collectively referred to herein as the "Retained Claims." The Guaranteed Party, for itself and its Affiliates, acknowledges and agrees that Buyer has no assets other than cash in a de minimis amount and that no additional funds are expected to be contributed to Buyer unless and until required pursuant to the Equity Commitment Letter, the Co-Investor ECL or the Merger Agreement.

(b) The Guaranteed Party hereby covenants and agrees that it shall not institute, and it shall cause its Affiliates not to institute, directly or indirectly, any proceeding or bring any other claim arising under, or in connection with, this Limited Guarantee, the Merger Agreement, the Equity Commitment Letter, the Co-Investor ECL, the Other Guarantee, the Support Agreements, the Confidentiality Agreement, any other Ancillary Document or the transactions contemplated thereby, against the Guarantor or any Non-Recourse Party except for Retained Claims asserted only against the applicable Persons and to the extent specified in their respective definitions. The Guaranteed Party hereby waives and releases, on its own behalf and on behalf of its Affiliates, all claims and rights of recovery against the Guarantor and each Non-Recourse Party under this Limited Guarantee, other than the Retained Claims.

(c) The Retained Claims, asserted only against the applicable Persons and to the extent specified in their respective definitions, shall be the sole and exclusive direct or indirect remedies of the Guaranteed Party and its Affiliates in respect of any liabilities or obligations arising under, out of or in connection with this Limited Guarantee, the Merger Agreement, the Equity Commitment Letter, the Co-Investor ECL, the Other Guarantee, the Support Agreements, the Confidentiality Agreement, the other Ancillary Documents or the transactions contemplated thereby or the negotiation, execution, performance or breach thereof, and each Retained Claim shall be subject in all respects to the limitations, conditions and other terms set forth in the applicable agreement and, where applicable, the Merger Agreement.

11. Governing Law; Jurisdiction; Waiver of Jury Trial. Section 8.07 (*Governing Law; Jurisdiction*) and Section 8.15 (Waiver of Jury Trial) of the Merger Agreement are incorporated herein and shall apply *mutatis mutandis*.

12. Counterparts. This Limited Guarantee may be executed in any number of counterparts (including by means of electronically transmitted portable document format (.pdf) signature pages) each of which when executed shall be deemed to be an original, and all of which taken together shall constitute one and the same instrument.

13. Confidentiality. This Limited Guarantee and the Equity Commitment Letter shall each be treated as confidential and are being provided to the Guaranteed Party solely in connection with the Merger Agreement and the transactions contemplated thereby. Neither this Limited Guarantee nor the Equity Commitment Letter may be used, circulated, quoted or otherwise referred to in any document (other than the Merger Agreement, the Equity Commitment Letter, Other Guarantee, Co-Investor ECL and other Ancillary Documents), except with the written consent of the Guarantor; provided that (a) each party may disclose this Limited Guarantee and the Equity Commitment Letter to its Affiliates and Representatives who are directed to maintain its confidentiality and (b) the Guaranteed Party and the Guarantor may disclose this Limited Guarantee and the Equity Commitment Letter to the extent required (i) by applicable Law, Judgment, court process or any obligations pursuant to any listing agreement with, or the rules and regulations of, any applicable securities exchange, securities quotation system or other listing authority, (ii) in connection with filings, approvals and rulings to be obtained from any Governmental Authority (it being understood that any such filing may include the filing of a copy of this Limited Guarantee or the Equity Commitment Letter), including in the Proxy Statement, the Schedule 13E-3 or any other filing relating to the Merger or the Transactions or (iii) to commence or defend any Action to enforce rights under this Limited Guarantee, the Equity Commitment Letter, the Co-Investor ECL, the Other Guarantee, any Support Agreement, the Confidentiality Agreement, the Merger Agreement or any other Ancillary Documents in each case, subject to the terms hereof and thereof; provided, further, that, to the extent reasonably practicable and not prohibited by applicable Law, Judgment, court process or

such listing agreement, rules or regulations, the party proposing to make any disclosure pursuant to clause (b)(i) shall provide the other party hereto with a reasonable opportunity to review and comment upon such disclosure prior to its issuance.

14. Entire Agreement. This Limited Guarantee, the Merger Agreement, the Confidentiality Agreement, the Equity Commitment Letter, the Co-Investor ECL, the Support Agreements, the Other Guarantee and other Ancillary Documents, together constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersede any and all prior and contemporaneous discussions, negotiations, proposals, undertakings and agreements, whether written or oral, between the parties hereto with respect to the subject matter hereof.

15. No Third-Party Beneficiaries. Except for the provisions of this Limited Guarantee that reference Non-Recourse Parties (each of which shall be for the benefit of and enforceable by each Non-Recourse Party) and the Special Committee's express third-party beneficiary rights under Section 20, the parties hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Limited Guarantee, and this Limited Guarantee is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

16. Amendments and Waivers. This Limited Guarantee may not be amended or waived except by an instrument in writing and signed, in the case of an amendment, by the parties hereto, or in the case of a waiver, by the party against which the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by any Person in exercising any right hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder.

17. Severability. Any term or provision of this Limited Guarantee that is held invalid or unenforceable in any jurisdiction shall be, as to such jurisdiction, ineffective solely to the extent of such invalidity or unenforceability without invalidating the remaining provisions hereof; provided that this Limited Guarantee may not be enforced without giving effect to the Guarantor Percentage, the Cap and the provisions of Sections 1, 9 and 10 hereof.

18. Interpretation. All parties acknowledge that each party and its counsel have reviewed this Limited Guarantee and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Limited Guarantee.

19. Headings. Section headings in this Limited Guarantee are for convenience of reference only and shall not govern the interpretation of any provision of this Limited Guarantee.

20. Special Committee Approval. Notwithstanding anything to the contrary herein, no action shall be taken by or on behalf of the Guaranteed Party under or with respect to this Limited Guarantee without the approval or authorization of the Special Committee. The Special Committee is an express third-party beneficiary of this Section 20.

[*Signature pages follow*]

IN WITNESS WHEREOF, the Guarantor has caused this Limited Guarantee to be executed and delivered as of the date first written above by a duly authorized representative.

PENSKE CORPORATION

By: /s/ J. Patrick Conroy
Name: J. Patrick Conroy
Title: Executive Vice President, Chief Financial Officer

IN WITNESS WHEREOF, the Guaranteed Party has caused this Limited Guarantee to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

PENSKE AUTOMOTIVE GROUP, INC.

By: /s/ Michelle Hulgrave
Name: Michelle Hulgrave
Title: Executive Vice President and Chief Financial Officer